UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-51896 Cusip Number: 204168108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CommunitySouth Financial Corporation
Full Name of Registrant

Former Name if Applicable

6602 Calhoun Memorial Parkway
Address of Principal Executive Office (Street and Number)

Easley, South Carolina 29640
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CommunitySouth Financial Corporation (referred to herein on an unconsolidated basis as the “Company” and on a consolidated basis as “we”, “our”, or “us”) was not able to file timely its Quarterly Report on Form 10-Q for the period ended March 31, 2011 within the prescribed time period without unreasonable effort or expense. Further, the Company expects that it will not be able to file the Form 10-Q within the five day extension permitted by the rules of the Securities and Exchange Commission.  As previously reported, the Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 with the SEC due to the circumstances set forth in the Form 12b-25 filed by the Company with the SEC on April 1, 2011, the contents of which are incorporated herein by reference.  As previously reported by the Company, on January 21, 2011, the South Carolina State Board of Financial Institutions (the “SCSBFI”) closed CommunitySouth Bank and Trust, the Company’s wholly owned state banking association subsidiary (the “Bank”), and the Federal Deposit Insurance Corporation (“FDIC”) was appointed as receiver of the Bank.

The Company’s principal assets are the capital stock held in the Bank, and the only source of income for the Company was the Bank.  As a result of these events, the Company is without the personnel or resources to complete the Form 10-Q.  The Company will conduct no business other than in connection with the winding down of its operations.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	C. Allan Ducker	(864)	270-8364
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to estimate the change in its results of operations as it is evaluating the financial effect of the closure of the Bank.  However, as a result of the closure of the Bank, the amount of the Company’s liabilities currently exceed the amount of its remaining assets. Accordingly, the Company is currently evaluating the methods of the winding down the Company’s operations.

CommunitySouth Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2011	By	/s/ C. Allan Ducker
C. Allan Ducker
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).